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Flow International Corporation
Voluntary Pension and Salary
Deferral Plan
Financial Statements and Supplemental Schedule
December 31, 2001 and 2000

Flow International Corporation
Voluntary Pension and Salary Deferral Plan

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

Index

Page
Report of independent accountants	1
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-7
Supplemental schedule(1)
Schedule I—Form 5500—Schedule H—Line 4i Schedule of assets held for investment purposes at end of year	8

(1)
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because such schedules are not applicable.

Report of Independent Accountants

To the Participants and Administrative Committee of the
Flow International Corporation Voluntary Pension and
Salary Deferral Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Flow International Corporation Voluntary Pension and Salary Deferral Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the 2001 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seattle, Washington
May 17, 2002

Flow International Corporation
Voluntary Pension and Salary Deferral Plan
Statements of Net Assets Available for Benefits

	December 31,
	2001	2000
Assets
Investments (see Note 3)	$21,463,486	$23,468,249

Receivables
Participant contribution	89,548	213,732
Employer contributions	115,487	81,732

Total receivables	205,035	295,464

Cash	4,842	2,632

Total assets	21,673,363	23,766,345

Liabilities
Other	4,842	—

Total liabilities	4,842	—

Net assets available for benefits	$21,668,521	$23,766,345

The accompanying notes are an integral part of these financial statements.

Flow International Corporation
Voluntary Pension and Salary Deferral Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001
Additions to net assets attributed to
Investment (loss) income
Net depreciation in fair value of investments	$(2,708,712)
Interest	47,979
Dividends	186,709

(2,474,024)
Contributions
Employer	817,165
Employee	1,929,078
Participant rollovers from other qualified retirement plans	3,937

Total additions	276,156

Deductions from net assets attributed to
Benefits paid to participants	2,373,980

Total deductions	2,373,980

Net decrease	(2,097,824)
Net assets available for benefits
Beginning of year	23,766,345

End of year	$21,668,521

The accompanying notes are an integral part of these financial statements.

Flow International Corporation
Voluntary Pension and Salary Deferral Plan
Notes to Financial Statements
December 31, 2001 and 2000

1.    Description of the Plan

        The following description of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (the "Plan") is intended to give a general summary of its principal provisions. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        The Plan is a defined contribution plan for the benefit of nonbargaining employees of Flow International Corporation and Flow Autoclave, (collectively "the Company"), and was effective October 1, 1986. The Plan is administered by an Advisory Committee appointed by the Board of Directors of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        In 1999, Flow International formed a joint venture, Autoclave, with an independent third party. At that time, Autoclave employees were admitted to the Plan, changing the Plan status from single-employer to multiple-employer. A multiple-employer plan is one that involves more than one employer, and includes plans whose contributions from individual employers are available to pay benefits to all participants. The Plan is considered to be a multiple-employer plan because Autoclave, whose employees participate in the Plan, is less than 80% owned by Flow International Corporation.

Eligibility

        Employees are eligible for participation in the Plan upon the first quarterly open enrollment period after commencement of employment and are eligible for the Company match one year following that date.

Contributions

        Qualified employees may elect to contribute any amount between 1% and 15% of their salary. The amount contributed, however, shall not exceed the limit imposed under Section 402(g) of the Internal Revenue Code during any calendar year. For employees meeting certain employment criteria, the Company contributes an amount equal to 50% of the first 6% of employee compensation contributed for employees with less than five years of service with the Company, or 75% of the first 6% of employee compensation contributed for employees with five years or more of service. Contributions to the Plan are paid to a trust administered by the Plan trustee under the terms of a trust agreement. The funds must be used for the exclusive benefit of Plan participants and their beneficiaries.

Participant accounts

        The Plan document provides that investments in each participant's account be allocated at the direction of each participant among the available funds. Individual accounts are maintained for each Plan participant to reflect the participant's contributions and related Employer matching contributions. Assets of the Plan are valued each business day by the Plan trustee. The Plan trustee then values and increases or decreases each participant's account to reflect his or her proportionate interest in each of the funds, as adjusted for fund activity since the preceding valuation date. Participant accounts are charged with a pro-rata allocation of Plan expenses.

Vesting

        Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions and earnings thereon vest with individual participants based upon years of service with the Company; participants achieve 100% vesting after five years of service or at a normal retirement age.

Participant loans

        The Plan provides loans to participants, which are considered a participant-directed investment of their account. The loans represent a trust investment, but only the borrowing participants' accounts shall share in the interest paid on the loans or bear any expense or risk of loss because of the loans. Participant loans are collateralized by the vested portion of each borrower's account, and are limited to the lesser of 50% of the participant's vested balance or $50,000. The rate charged on participant loans is the prime rate (4.75% at December 31, 2001) plus 1%, as of the first day of the quarter in which the loan is approved. Participant loans outstanding at December 31, 2001 were $612,078.

Payment of benefits

        Vested benefits are immediately payable upon the retirement, death or disability of a Plan participant. Vested benefits are also payable upon the request of a Plan participant at termination of employment with the Company or after having attained the age of 59 1/2.

Forfeitures

        Unvested forfeited investment balances are used to reduce future employer contributions. During 2001, employer contributions were reduced by $65,844 from forfeited nonvested accounts.

2.    Significant accounting policies

Basis of preparation

        The accompanying financial statements have been prepared using the accrual basis of accounting.

Valuation of investments

        Investments are valued at their fair market values as determined by quoted prices in an active market as reported by the custodian for each investment option. The guaranteed insurance contract is valued at contract value, as reported by the custodian. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

Recognition of income and expenses

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Administrative expenses, including trustee and investment manager fees, are paid by the investment manager out of commissions and, therefore, are not reflected in these financial statements.

Benefits paid to participants

        Benefits are recorded when paid.

Rollovers

        The Plan allows transfers in from other qualified retirement plans. Rollovers or plan-to-plan transfers are included as a separate line item in the accompanying statement of changes in net assets available for benefits.

Use of estimates

        The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties

        The Plan allows participants to direct contributions into various mutual funds. The underlying investment securities of mutual funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds, it is reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

3.    Investments

        All Plan investments are held in trust by Security Trust Company. The following table presents investments that represent 5% or more of the Plan's net assets available for benefits.

	December 31, 2001		December 31, 2000
	Units of participation	Fair value	Units of participation	Fair value
Alliance Premier Growth Fund Class A	133,154	$2,705,681	131,768	$3,519,518
American Century 20th Ultra Advisor Class Fund	80,127	2,199,493	84,870	2,737,069
Janus Adviser Worldwide	106,897	3,134,229	112,809	4,196,477
Met Managed GIC (see Note 4)	282,450	3,143,466	212,491	2,231,347
Vanguard Index 500 Fund	20,554	2,176,479	21,359	2,602,754

        During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(2,842,609)
Collective trust fund	170,167
Common stock	(36,270)

$(2,708,712)

4.    Investment contract with insurance company

        In 2000, the Plan entered into a benefit-responsive investment contract with MetLife Insurance Company (MetLife). MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by MetLife. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

5.    Federal income taxes

        The Internal Revenue Service has determined and informed the Company by a letter dated January 26, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.    Plan termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

SUPPLEMENTAL SCHEDULE

Flow International Corporation
Voluntary Pension and Salary Deferral Plan
Supplemental Schedule—Schedule I
Form 5500—Schedule H—Line 4i
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2001

		Description	Units/shares	*Cost	Fair value
	Alliance Premier Growth Fund Class A	Mutual Fund	131,300		$2,668,010
	American Century 20th Ultra Advisor Class Fund	Mutual Fund	79,097		2,171,226
	Davis New York Venture Fund	Mutual Fund	5,581		141,921
**	Flow International Common Stock	Common Stock	82,493		1,008,995
	Gabelli Westwood Balanced Fund	Mutual Fund	73,588		808,736
	Janus Adviser Worldwide Fund	Mutual Fund	105,387		3,089,956
	Loomis Sayles Bond Fund Retail	Mutual Fund	106,515		1,110,950
	Met Managed GIC	Collective Trust Fund	281,325		3,130,945
	MFS MA Investors Trust—Class A Fund	Mutual Fund	48,503		804,183
	Putnam International Growth Fund A	Mutual Fund	39,904		790,894
	Safeco Growth Fund	Mutual Fund	50,552		1,362,891
	Van Kampen Capital Emerging Growth Fund	Mutual Fund	3,791		160,436
	Vanguard Extended Market Index Fund	Mutual Fund	29,934		691,182
	Vanguard Index 500 Fund	Mutual Fund	20,331		2,152,825
	Wells Fargo LifePath 2010A	Mutual Fund	18,026		213,431
	Wells Fargo LifePath 2020A	Mutual Fund	18,434		231,897
	Wells Fargo LifePath 2030A	Mutual Fund	14,203		195,002
	Wells Fargo LifePath 2040A	Mutual Fund	8,405		117,926
**	Participant Loans	Maturing through May 2009 Interest rates ranging from 6% to 11.5%			612,078

					$21,463,486

*  Cost information is not required for participant-directed investments.

**  A party-in-interest as defined by ERISA

QuickLinks

Report of Independent Accountants
Flow International Corporation Voluntary Pension and Salary Deferral Plan Statements of Net Assets Available for Benefits
Flow International Corporation Voluntary Pension and Salary Deferral Plan Statement of Changes in Net Assets Available for Benefits
Flow International Corporation Voluntary Pension and Salary Deferral Plan Notes to Financial Statements December 31, 2001 and 2000
SUPPLEMENTAL SCHEDULE
Flow International Corporation Voluntary Pension and Salary Deferral Plan Supplemental Schedule—Schedule I Form 5500—Schedule H—Line 4i Schedule of Assets Held for Investment Purposes at End of Year December 31, 2001